UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Revisions of Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2005

Mitsubishi Tokyo Financial Group, Inc. revised a portion of previously reported Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2005 due to error.

Summary of revision

“16. Earning Projections for the Fiscal Year Ending March 31, 2006” Non-consolidated earning projections

<As previously reported>

[Non-consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Operating income	210.0	185.0	223.5	187.9
Ordinary profit	163.0	172.0	217.1	183.2
Net income	163.0	172.0	211.1	183.2

<As revised>

[Non-consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Operating income	315.0	185.0	223.5	187.9
Ordinary profit	285.0	172.0	208.8	183.2
Net income	285.0	172.0	211.1	183.2

Mitsubishi Tokyo Financial Group, Inc.

16.	Earning Projections for the Fiscal Year Ending March 31, 2006

[Consolidated]

	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Ordinary income	3,850.0	1,300.0	2,628.5	1,258.1
Ordinary profit	900.0	300.0	593.2	310.3
Net income	400.0	140.0	338.4	171.6

[Non-consolidated]
	(in billions of yen)
	For the year ending March 31, 2006 **	For the six months ending September 30, 2005 *	For the year ended March 31, 2005 *	For the six months ended September 30, 2004 *
Operating income	315.0	185.0	223.5	187.9
Ordinary profit	285.0	172.0	208.8	183.2
Net income	285.0	172.0	211.1	183.2

Mitsubishi Tokyo Financial Group, Inc. will merge with UFJ Holdings, Inc on October 1, 2005, subject to the approval by the shareholders and the relevant authorities, with Mitsubishi Tokyo Financial Group, Inc as the surviving entity.

*	Mitsubishi Tokyo Financial Group, Inc.’s operating results and Mitsubishi Tokyo Financial Group, Inc.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006)
**	The aggregate amount of Mitsubishi Tokyo Financial Group, Inc.’s projected interim earnings (from April to September for the fiscal year ending March 31, 2006) and Mitsubishi UFJ Financial Group, Inc.’s projected earnings (from October to March for the fiscal year ending March 31,2006)

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